UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Acquisition of East Buy’s Education Business

On November 21, 2023, New Oriental Education & Technology Group Inc.’s (the “Company”) wholly owned subsidiary, Elite Concept Holdings Limited (“Elite Concept”), and the consolidated variable interest entity, New Oriental Education & Technology Group Co., Ltd. (“New Oriental China”, together with Elite Concept, the “New Oriental Group Entities”), entered into an acquisition agreement with East Buy Holding Limited (“East Buy”) (SEHK: 1797), a majority-owned subsidiary of the Company, and its subsidiaries and variable interest entity, pursuant to which the New Oriental Group Entities will acquire East Buy’s education business (the “Acquisition”) at an aggregate consideration of RMB1.5 billion. The consideration was agreed by the parties after arm’s length negotiations, with reference to an independent valuation. The Acquisition has been approved by the audit committee of the board of directors and the board of directors of the Company. The closing of the Acquisition is subject to certain conditions, including approval by the independent shareholders of East Buy. Upon completion of the Acquisition, East Buy will no longer operate an online education business. Accordingly, all agreements and transactions relating to the East Buy’s operated online education business will be either terminated or transferred to (or re-entered into by) the Company.

For the details of the Acquisition, please see the announcement made by East Buy’s on November 21, 2023, which can be accessed on The Stock Exchange of Hong Kong Limited’s website at http://www.hkexnews.hk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: November 21, 2023